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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2005

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARMATA PARTNERS, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE N. CHARLES STREET, SUITE 1505
(No. and Street)

BALTIMORE (City) MD (State) 21201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GORDON L. SMITH 410-727-4480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STOY, MALONE & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

28 ALLEGHENY AVENUE, SUITE 507 (Address) BALTIMORE, (City) MD (State) 21204-3955 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/23

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GORDON L. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARMATA PARTNERS L.P., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARMATA PARTNERS, L.P.

CONTENTS

STOY·MALONE

Stoy, Malone & Company, P.C.
Certified Public Accountants
28 Allegheny Avenue, Suite 507
Baltimore, Maryland 21204-3955
410-828-1961
410-821-8814 Facsimile

Independent Auditors' Report

To the Partners of
Armata Partners, L.P.

We have audited the accompanying statement of financial condition of Armata Partners, L.P. as of December 31, 2004, and the related statements of income, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Armata Partners, L.P.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Armata Partners, L.P. as of December 31, 2004, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Stoy, Malone & Company, P.C.

Baltimore, Maryland
February 17, 2005

ARMATA PARTNERS, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 72,650
Deposit with clearing broker	50,510
Prepaid expenses and other assets	4,404
Furniture and equipment, net	2,346
Total assets	$ 129,910

LIABILITIES AND PARTNERS' CAPITAL

Accrued expenses	$ 19,384
Note payable	13,333
Total liabilities	32,717
Partners' capital	97,193
Total liabilities and partners' capital	$ 129,910

The Notes to Financial Statements are an integral part of these statements.

ARMATA PARTNERS, L.P.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

REVENUE	
Commissions	$ 349,868
Interest income	1,078
Debt cancellation	13,334
Total revenue	364,280
EXPENSES	
Compensation and related expenses	198,342
Clearing fees	87,257
Communications	10,992
Dues and subscriptions	33,913
Professional fees	12,085
Equipment rental	3,256
Depreciation	673
Other expenses	21,265
Total expenses	367,783
NET LOSS	$ (3,503)

The Notes to Financial Statements are an integral part of these statements.

ARMATA PARTNERS, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2004

	General Partner	Limited Partners	Total
Balance at December 31, 2003	$ -	$ 101,034	$ 101,034
Partner draws	-	(338)	(338)
Net loss	-	(3,503)	(3,503)
Balance at December 31, 2004	$ -	$ 97,193	$ 97,193

The Notes to Financial Statements are an integral part of these statements.

ARMATA PARTNERS, L.P.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

OPERATING ACTIVITIES	
Net loss	$ (3,503)
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation expense	673
Debt cancellation	(13,334)
Changes in operating assets and liabilities	
Accounts receivable	2,304
Prepaid expenses and other assets	467
Accrued expenses	(1,100)
Net cash used by operating activities	(14,493)
FINANCING ACTIVITIES	
Partner draws	(338)
Net cash used by financing activities	(338)
DECREASE IN CASH AND CASH EQUIVALENTS	(14,831)
CASH AND CASH EQUIVALENTS	
Beginning of year	87,481
End of year	$ 72,650

The Notes to Financial Statements are an integral part of these statements.

NOTE 1 - NATURE OF ACTIVITIES

Armata Partners, L.P. (the "Partnership") was formed in October 1992. The Partnership is registered as a broker-dealer with the Securities and Exchange Commission and became a member of the National Association of Securities Dealers, Inc. in May 1993.

The Partnership introduces and forwards securities transactions on a fully disclosed basis to a carrying broker-dealer. The Partnership may be required to indemnify the carrying broker-dealer for losses resulting from the failure of the Partnership's customers to meet their obligations to pay for or deliver securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Commission Revenue and Related Expenses

Commission revenue and related expenses are reflected in the financial statements on a trade date basis.

Cash Equivalents

Investments in money market funds are classified as cash equivalents.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is calculated using the straight-line method over periods ranging from three to ten years.

Income Taxes

No provision for income taxes is required because any liability for income taxes is that of the individual partners and not that of the Partnership.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Partnership is subject to the uniform net capital rule of the Securities and Exchange Commission which requires that the Partnership maintain minimum net capital, as defined, of $50,000 and that aggregate indebtedness, as defined, shall not exceed 1,500 percent of its net capital. The Partnership may make distributions of partners' capital or acquire certain non-liquid assets only to the extent that net capital is in excess of such requirements.

NOTE 3 - NET CAPITAL REQUIREMENT (Cont'd.)

Computations as of December 31, 2004, of the Partnership's aggregate indebtedness and net capital under the uniform net capital rule are as follows:

Aggregate indebtedness	$ 32,717
Net capital	
Partners' capital	$ 97,193
Nonallowable assets	(7,260)
	89,933
Haircut on money market funds	(1,022)
	$ 88,911
Percentage of aggregate indebtedness to net capital	37%

There are no material differences between this computation and that filed by the Partnership on Securities and Exchange Commission Form X-17A-5 (FOCUS report) as of December 31, 2004.

NOTE 4 - SCHEDULES

No supporting schedules are included herewith since the information required therein under rule 17a-5 of the Securities and Exchange Commission is included in the notes to financial statements or is not applicable because the Partnership is claiming an exemption under rule 15c3-3(k)(2)(ii) from the requirements of computing the reserve requirements and presenting information for possession or control requirements thereunder.

NOTE 5 - PARTNERS' CAPITAL

At December 31, 2004 the Partnership consists of a general partner, Beechwood Capital Corporation, and two limited partners. Through December 31, 2004, the general partner and limited partners contributed capital of $1,000 and $575,000, respectively. The limited partners are entitled to receive a priority return equal to 6% of "invested capital," as defined in the partnership agreement, if there is available cash flow.

Net earnings are allocated to the partners in the following priority:

- To all partners having negative balances in their capital accounts to the extent of their negative balances;
- To each partner until the positive balance in his account is equal to the invested capital;
- To each partner who has received or will receive a distribution of available cash, an amount in proportion to and to the extent of the aggregate amount of all such distributions; and
- Remaining net earnings, if any, are allocable 99% to the limited partners and 1% to the general partner.

NOTE 5 - PARTNERS' CAPITAL (Cont'd.)

If the allocation provisions do not result in an allocation to the general partner of an aggregate of at least 1% of earnings, the general partner shall be allocated 1% thereof.

Net losses are allocated to the general partner to the extent of the balance of its capital account up to 1% of the net loss in any period. Remaining net losses are allocated first to the limited partners in accordance with their ownership interests in the Partnership to the extent of any positive balances in their capital accounts and then to the general partner.

NOTE 6 - FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31, 2004:

Furniture	$ 21,820
Equipment	21,354
	43,174
Less accumulated depreciation	40,828
	$ 2,346

NOTE 7 - NOTE PAYABLE

In 2002 the Partnership entered into a $40,000 Retention Payment Forgivable Promissory Note with a lender, which matures in September 2005. This note accrues interest at 8%. Annual installment payments may be forgiven and deemed paid if the Partnership has not terminated the clearing agreement assigned to the lender. As of December 31, 2004 the outstanding balance is $13,333 and is due September 2005. The 2004 installment payment was forgiven and is reported as revenue in the statement of income.

NOTE 8 - RELATED PARTY TRANSACTIONS

Baltimore Capital Management, Inc. ("Baltimore Capital"), a partner of the Partnership is the general partner of Windjammer Investment Limited Partnership (the "Fund"). The Fund uses the Partnership to execute securities transactions. During 2004, the Partnership earned $100,329 in commissions for trades executed on behalf of the Fund.

The Partnership has an agreement with Baltimore Capital whereby Baltimore Capital provides certain persons to fill positions within the Partnership. During 2004, the Partnership paid $198,342 for these services. The Partnership shares office space with Baltimore Capital and pays no rent.

The Partnership and Baltimore Capital have entered into an expense sharing agreement. Under this agreement the Partnership is responsible for 10% of shared expenses, as defined. During 2004, Baltimore Capital waived their right to payment.

NOTE 9 - OPERATING LEASES

The Partnership leased equipment under operating leases, which expired during 2004.

STOY·MALONE

Stoy, Malone & Company, P.C.
Certified Public Accountants
28 Allegheny Avenue, Suite 507
Baltimore, Maryland 21204-3955
410-828-1961
410-821-8814 Facsimile

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

To the Partners of
Armata Partners, L.P.

In planning and performing our audit of the financial statements of Armata Partners, L.P. (the Partnership) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ii) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors of fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management of the Partnership, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stoy, Malone & Company, P.C.

Baltimore, Maryland
February 17, 2005